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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                WASHINGTON, D.C. 20549
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                 X  Director             10% Owner
    Crystal        Bonnie         A.              Telegen Corporation  --  TEGN                ----                 ----
---------------------------------------------------------------------------------------------    X  Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)      below
    c/o Telegen Corp.                           Person (Voluntary)                             Executive V.P. / Secretary
    1167 Chess Drive                                                       June 2000           -------------------------------------
--------------------------------------------                            --------------------- 7.  Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,           (Check Applicable Line)
                                                                           Date of Original     X Form filed by One Reporting Person
                                                                           (Month/Year)        ---
                                                                                               ___Form filed by More than One
   Foster City, California        94404                                                           Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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 Common Stock                        5/10/97     M                3,176    A                        199(1)       D
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 Common Stock                       10/10/97     M                4,113    A                        251(2)       D
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 Common Stock                       10/20/00     A            1,500,000    A                  1,500,000(3)       D
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(1)  On June 30, 2000, the Common Stock of Telegen Corp. was reverse-split on a 1-for-16 basis resulting in the reporting person's disposition of 29.77 shares of Common Stock previously held.
(2)  On June 30, 2000, the Common Stock of Telegen Corp. was reverse-split on a 1-for-16 basis resulting in the reporting person's disposition of 38.62 shares of Common Stock previously held.
(3)  Received in exchange for 4,500,000 shares of Telisar Corporation Common Stock in connection with the acquisition by
     Telegen Corp. of 63.6% of the outstanding shares of Telisar Corp.; the value of Telisar's Common Stock was $0.001 per share, and the closing price of Telegen Corp.'s Common Stock on 10/20/00 was $7.50 per share.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)


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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Options to purchase                   $1.925       6/30/00     A             500,000                 6/30/00    6/30/05
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   Common Stock
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Warrants to purchase                  $ 1.75       6/30/00     A           1,000,000                 6/30/00    6/30/05
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   Common Stock
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Options to purchase                   $ 5.00       6/30/00     D                          179,500    10/28/96  '98-2001
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   Common Stock
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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 Common Stock        500,000                       500,000          D
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 Common Stock      1,000,000                         1,000          D
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 Common Stock        179,500                          (4)           D
 issuable upon
 exercise of
 options
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Explanation of Responses:

(4) Cancelled under bankruptcy plan of reorganization 6/30/00




                                                                                         /s/ BONNIE A. CRYSTAL           12/20/00
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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